UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 3)1

Unico American Corporation

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

904607108

(CUSIP Number)

Gregory M. Share

Ambina Partners LLC

309 Greenwich Ave., Suite 201

Greenwich, Connecticut 06830

(203) 302-1941

RYAN NEBEL

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 5, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 904607108

1	NAME OF REPORTING PERSON

Ambina Unico Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		644,133
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

644,133
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

644,133
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.1%
14	TYPE OF REPORTING PERSON

OO

2

CUSIP No. 904607108

1	NAME OF REPORTING PERSON

Ambina Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		644,133
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

644,133
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

644,133
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.1%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP No. 904607108

1	NAME OF REPORTING PERSON

Gregory M. Share
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		644,133
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

644,133
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

644,133
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.1%
14	TYPE OF REPORTING PERSON

IN

4

CUSIP No. 904607108

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares beneficially owned by Ambina Unico were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 644,133 Shares beneficially owned by Ambina Unico is approximately $3,970,013, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On October 5, 2020, Ambina Unico entered into an Assignment and Assumption of Purchase Rights (the “Assignment”) with the Issuer, pursuant to which the Issuer assigned all of its rights, interest and obligations to purchase 205,782 Shares held by Cary L. Cheldin to Ambina Unico. Pursuant to a certain Letter Agreement, dated August 10, 2020, between the Issuer and Mr. Cheldin, Mr. Cheldin had the option to require the Issuer to purchase all Shares of the Issuer held by Mr. Cheldin as of such date for a purchase price of $5.00 per Share. As provided in the Letter Agreement, the Issuer had the right to substitute a third party purchaser for the Issuer’s obligation to purchase the Shares held by Mr. Cheldin. Accordingly, the Assignment provides, among other things, for the assignment by the Issuer and the assumption by Ambina Unico to purchase the 205,782 Shares held by Mr. Cheldin. In connection therewith, the Board of Directors of the Issuer authorized Ambina Unico and its affiliates (collectively, “Ambina”) to purchase the 205,782 Shares as well as make additional acquisitions up to 19.9% of the Issuer’s outstanding Shares for the purposes of Nevada Revised Statute 78.438. The foregoing description of the Assignment is qualified in its entirety by reference to the Assignment, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Also on October 5, 2020, Ambina Unico entered into a Stock Transfer Agreement (the “Transfer Agreement”) with Mr. Cheldin, as trustee of the Cary L. Cheldin Trust, and the Issuer, pursuant to which Ambina Unico purchased the 205,782 Shares held by Mr. Cheldin for a purchase price of $5.00 per Share. The foregoing description of the Transfer Agreement is qualified in its entirety by reference to the Transfer Agreement, a copy of which is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

5

CUSIP No. 904607108

Item 5.	Interest in Securities of the Issuer.

Items 5(a) and (c) are hereby amended and restated to read as follows:

(a)       The aggregate percentage of Shares reported owned by each person named herein is based upon 5,305,742 Shares outstanding as of August 14, 2020, which is the total number of Shares outstanding as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2020.

As of the date hereof, Ambina Unico beneficially owned 644,133 Shares, constituting approximately 12.1% of the Shares outstanding.

Ambina Partners, as the manager of Ambina Unico, may be deemed to beneficially own the 644,133 Shares owned by Ambina Unico, constituting approximately 12.1% of the Shares outstanding. Mr. Share, as the manager of Ambina Partners, may be deemed to beneficially own the 644,133 Shares owned by Ambina Unico, constituting approximately 12.1% of the Shares outstanding.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(c)       The transactions in the securities of the Issuer by the Reporting Persons during the past sixty days are set forth in Schedule A and are incorporated herein by reference. Such transactions were effected in the open market except as otherwise noted.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On October 5, 2020, Ambina Unico and the Issuer entered into the Assignment as defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

Also on October 5, 2020, Ambina Unico, Mr. Cheldin, as Trustee of the Cary L. Cheldin Trust, and the Issuer entered into the Transfer Agreement as defined and described in Item 4 above and attached as Exhibit 99.2 hereto.

6

CUSIP No. 904607108

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Assignment and Assumption of Purchase Rights by and between Unico American Corporation and Ambina Unico Holdings LLC, dated October 5, 2020.
99.2	Stock Transfer Agreement by and among Cary L. Cheldin, Trustee of the Cary L. Cheldin Trust, Ambina Unico Holdings LLC, and Unico American Corporation, dated October 5, 2020.

7

CUSIP No. 904607108

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 7, 2020

Ambina Unico Holdings LLC

By:	Ambina Partners LLC Manager

By:	/s/ Gregory M. Share
	Name:	Gregory M. Share
	Title:	Manager

Ambina Partners LLC

By:	/s/ Gregory M. Share
	Name:	Gregory M. Share
	Title:	Manager

/s/ Gregory M. Share
Gregory M. Share

8

CUSIP No. 904607108

SCHEDULE A

Transactions in the Securities of the Issuer During the Past Sixty Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

Ambina Unico holdings llc

Purchase of Common Stock	2,016	4.2100	08/07/2020
Purchase of Common Stock	250	4.1700	08/10/2020
Purchase of Common Stock[1]	205,782	5.0000	10/05/2020

1 Represents Shares acquired from Mr. Cheldin pursuant to the Transfer Agreement.